Exhibit 99.1

China Metro-Rural Holdings Limited

FOR IMMEDIATE RELEASE

China Metro Rural Holdings Limited Announces

Appointment of President and Chief Financial Officer

NEW YORK - (MARKETWIRE) — June 1, 2011 — China Metro-Rural Holdings Limited (NYSE Amex: CNR) is pleased to announce the appointment of Dr. ZHANG Chunting as President and Mr. LEE Che Chiu, Arthur as the Chief Financial Officer of the China Metro-Rural Holdings Limited effective as of June 1, 2011.

CNR Chairman, Mr. Ricky Cheng noted “We are pleased to announce the appointment of Dr. Zhang as one of the high ranking corporate officers in charge of management of CNR. Dr. Zhang has more than 20 years of senior corporate management experience. His unique education and background is expected to benefit CNR.” CNR is a BVI company headquartered in Hong Kong. Mr. Cheng continued “As most of CNR’s business is in China, we felt we needed a Chinese citizen with significant experience on the ground in China and with degrees from reputable Chinese colleges. Dr. Zhang is well-rounded with the knowledge and skills expected by Western investors – skills and knowledge accumulated through many years of working experiences in a public-listed company.”

With respect to the new CFO, Mr. Cheng stated that “Mr. Lee is another significant addition to our core leadership team. Today’s CFO must possess a demanding skill set and have experience not only with financial reporting and management, but also with knowledge of and exposure to capital markets, merger and acquisition activity, investor relations and corporate governance. Mr. Lee will add unparalleled insights, corporate vision, and essential skills in business modeling and risk management. I am delighted to have Mr. Lee, a well-rounded financial professional and executive, join CNR. He possesses hands-on working experience in financial management and fund raising gained from a combination of international accounting firms, investment banks and public-listed corporations.”

“The hiring of Dr. Zhang and Mr. Lee demonstrate CNR’s emphasis on professional management and efforts to attract top talent from the market. They will bring in new depth of expertise and experience to CNR and are expected to deliver significant long term value to our shareholders” stated Chairman of the Board, Mr. Ricky Cheng.

Dr. Zhang is a senior economist in the PRC. He obtained a Doctorate Degree of Economics from Fudan University of China (Shanghai) and Master’s Degree of Finance from The Graduate School of People’s Bank of China (Beijing). Prior to joining CNR, he was the Chairman of Guangdong Tannery Limited from 2004 to 2009 which is listed company in Hong Kong. Mr. Zhang also worked as the governor of a Bank of China’s sub-branch from 1994 to 1996 and subsequently worked for a securities firm in mainland China and was responsible for senior management and research duties. He has accumulated over 20 years working experience in finance and operating management. In particular, he has 8 years of experience in managing Chinese enterprises including a Hong Kong publicly listed company.

Mr. Lee is a professional accountant and holds fellow membership in the Hong Kong Institute of Certified Public Accountants and membership in CPA Australia. He is a Chartered Financial Analyst of the CFA Institute and a member of the Hong Kong Institute of Directors. Mr. Lee holds a Master of Business Administration degree from The University of Sydney and a Bachelor of Economics degree from Monash University in Australia. Mr. Lee possesses over 17 years of working experience, including 7 years of professional experience, mainly with KPMG in Hong Kong, 3 years of investing banking experience, including as an analyst of County NatWest Securities in Australia and 7 years of commercial experience including the group assistant financial controller of Elite Industrial Holdings Limited which owned a subsidiary listed on the Singapore Stock Exchange. Prior to joining CNR, Mr. Lee was the CFO of Far East Global Group Limited listed on The Stock Exchange of Hong Kong.

ABOUT CHINA METRO-RURAL HOLDINGS LIMITED

China Metro-Rural Holdings Limited is one of the leading developers and operators of large scale, integrated agricultural logistics and trade centers in Northeast China that facilitate a relationship between sellers and buyers of agricultural commodities and small appliances, provide relevant physical platform and timely marketing information and intelligence, provide a transparent and competitive market price discovery mechanism and provide infrastructure to enhance the living standards of those from the rural area.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which are, by their nature, subject to risks and uncertainties. This Act provides a “safe harbor” for forward-looking statements to encourage companies to provide prospective information about themselves so long as they identify these statements as forward-looking and provide meaningful cautionary statements identifying important factors that could cause actual results to differ from the projected results. All statements, including statements regarding industry prospects and future results of operations or financial position, made in this press release are forward looking.

Words such as “continue”, “consider”, “probably”, “will”, “strive” and similar expressions may identify forward-looking statements. These forward-looking statements include, without limitation, statements relating to: the Company’s future performance, the Company’s expansion efforts, the state of economic conditions, the Company’s market and the governmental policy. These forward-looking statements are based on assumptions and analyses made by the Company in light of its experience and perception of historical trends, current conditions and expected future developments, as well as other factors the Company believes to be appropriate in particular circumstances. However, whether actual results and developments will meet the Company’s expectations and predictions depends on a number of known and unknown risks and uncertainties and other factors, any or all of which could cause actual results, performance or achievements to differ materially from the Company’s expectations, whether expressed or implied by such forward-looking statements.

CONTACT:

China Metro-Rural Holdings Limited— Investor Relations Department

Phone: (852) 2111 3815

E-mail: ir@chinametrorural.com